Exhibit 21.1
LIST OF SUBSIDIARIES OF INNVENTURE, INC.
(As of April 14, 2025)

Subsidiary	State of Jurisdiction of Incorporation
Learn CW Investment Corporation	Delaware
Innventure LLC	Delaware
Innventure Management Services, LLC	Delaware
Innventure GP LLC	Delaware
AeroFlexx, LLC	Delaware
AeroFlexx Packaging Company, LLC	Delaware
Accelsius Holdings, LLC	Delaware
Accelsius LLC	Delaware
Refinity Holdings, LLC	Delaware
Refinity Olefins, LLC	Delaware